UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 17 May 2013 (NZ) / 16 May 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Notification of Allotment of Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 17 May 2013 (NZ) /	By:	/s/ Laura Byrne
16 May 2013 (U.S.)
	Name:	Laura Byrne
	Title:	Company Secretary

LAURA BYRNE Company Secretary Market Information Services NZX Limited Wellington

17 May 2013

NOTIFICATION OF ALLOTMENT OF SECURITIES

For the purposes of Listing Rules 7.12.1 and 7.12.9 of the NZSX Listing Rules, Telecom Corporation of New Zealand Limited advises that the following securities have been issued pursuant to its Share Rights Scheme:

7.12.1

a)	Class of Security: Ordinary Shares; ISIN: NZTELE0001S4

b)	Number of Securities Issued: 92,529

c)	Issue Price: No cash issue price. The consideration for the shares issued on exercise of the share rights was services provide as a group employee

d)	Payment Terms: N/A

e)	Amount Paid Up: In full

f)	Percentage of Total Class Issued: 0.0051%

g)	Reason for Issue: Issue of ordinary shares upon exercise of share rights pursuant to the

Telecom Share Rights Scheme

h)	Authority for Issue: Telecom Share Rights Scheme

i)	Terms of Issue: The shares rank pari passu with existing ordinary shares

j)	Total number of Securities After Issue: 1,817,088,869

k)	Date of Issue: 17 May 2013

7.12.9

a) Number of Securities converted: 92,529 share rights issued pursuant to the Telecom Share Rights Scheme

b)	Number and Class of Securities into which have been converted: 92,529 ordinary shares

c)	Details of any interests or dividend conditions attaching to Securities Converted and allotted upon Conversion: None d) Number of Securities of the same class that remain to be Converted: 634,146 share rights issued pursuant to the Telecom Share Rights Scheme and 769,067 share rights issued pursuant to the Telecom Performance Rights Scheme (inclusive of share rights held by Paul Reynolds and Simon Moutter)

Yours faithfully

Laura Byrne Company Secretary